 Exhibit 99.1

High Tide President and CEO, Raj Grover, Named Cannabis Person of the Year at O'Cannabiz Industry Awards Gala

Company Receives Seven Award Nominations in Total

CALGARY, AB, June 2, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA) a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is proud to announce that it's President and CEO, Raj Grover, was named Cannabis Person of the Year at the O'Cannabiz Industry Awards Gala, a national annual event that recognizes excellence and innovation in the cannabis industry, last night in Toronto.

High Tide President and CEO, Raj Grover, Accepts the Cannabis Person of the Year Award at the O'Cannabiz Industry Awards Gala on June 1, 2022. (CNW Group/High Tide Inc.)

According to event organisers, the Cannabis Person of the Year award 'honours an individual's exemplary service and dedication to our ever-changing industry, this person makes a true global difference and stands well above the crowd, bringing their strength and leadership to our vital and changing industry.'

"I am truly humbled and honoured to be named Cannabis Person of the Year but this recognition is one I can't accept alone. High Tide's success is due to the tireless work and dedication of our team members and the loyalty of our customers, which is evidenced by the fact that we are the largest non-franchised cannabis retailer in Canada," said Raj Grover, President and Chief Executive Officer of High Tide. "I also want to congratulate all nominees across the various categories - you are all winners who have helped shape and grow our industry through turbulent times. High Tide's success is built not only upon our diversified cannabis ecosystem, but also the diversity of our leadership team. Social equity and corporate social responsibility are core to what we are trying to build at High Tide. I want to reiterate my commitment to being a champion for these causes within the broader cannabis sector," added Mr. Grover.

Along with Cannabis Person of the Year, High Tide leadership and subsidiaries received seven nominations, including Canna Cabana (Best Customer Service and Best Retail Chain), Fastendr™ (Best Innovative Technology) and recognition of Senior Vice President of Corporate & Public Affairs Omar Khan's government lobbying on the cannabis file (Best Activist/Advocate of the Year).

ABOUT RAJ GROVER

Since starting his first company at the age of 22, Raj has established himself as one of Canada's foremost business strategists and deal makers. Through organic growth and strategic acquisitions, Raj has grown High Tide from one small shop of 2 employees in 2009, into one of Canada's largest cannabis retailers with over 1,100 amazing team members and business interests spanning North America and Europe.

ABOUT HIGH TIDE

HighTide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 124 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 02-JUN-22